                     4660 & 4662 NORTH ROYAL ATLANTA DRIVE
                  2484, 2486, 2496 & 2498 TUCKER STONE PARKWAY
                     2530 & 2540 MOUNTAIN INDUSTRIAL BLVD.
                                TUCKER, GEORGIA

                           REAL ESTATE SALE AGREEMENT
                           --------------------------


     THIS REAL ESTATE SALE AGREEMENT (this "Agreement") is made as of the
22nd day of March __, 1995, by and between First Capital Income Properties,
Ltd. -Series VIII ("Seller"), a Florida limited partnership with an office at Two North Riverside Plaza, Chicago, Illinois 60606, and D&B No. 3 ("Purchaser"), a partnership, with an office at c/o Monarch Realty, Inc., 1934 North Druid Hills Rd., N.E., Atlanta, Georgia 30319.

                                    RECITALS
                                    --------

     A. Seller is the owner of certain parcels of real estate (collectively, the "Real Property") in the City of Tucker, County of DeKalb, State of Georgia, which parcels are more particularly described in attached Exhibit A, and upon which are located certain warehouse and office buildings.

     B. Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Property (as such term is hereinafter defined), each in accordance with and subject to the terms and conditions set forth in this Agreement.

     THEREFORE, in consideration of the above Recitals, the mutual covenants and agreements herein set forth and the benefits to be derived therefrom, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser and Seller agree as follows:

     1.  PURCHASE AND SALE
         -----------------

     Subject to and in accordance with the terms and conditions set forth in this Agreement, Purchaser shall purchase from Seller and Seller shall sell to Purchaser the Real Property, together with: (i) all buildings and improvements owned by Seller and any and all of Seller's rights, easements, licenses and privileges presently thereon or appertaining thereto (each a "Building" and collectively the "Buildings"); (ii) Seller's right, title and interest in and to the leases (the "Leases") affecting the Property or any part thereof; (iii) all furniture, furnishings, fixtures, equipment, maintenance vehicles, tools and other tangible personalty owned by Seller, located on the Property and used in connection therewith; (iv) all right, title and interest of Seller under any and all of the maintenance, service, advertising and other like contracts and agreements with respect to the ownership and operation of the Property (the "Service Contracts"); and (v) all right, title and interest of Seller in all intangible personal property, contract and other rights accruing from and after the Closing Date (as hereinafter defined), trade names, warranties used or useful in connection with the Property and to the extent assignable without the consent or approval of any other party, including, but not limited to: the trade name or property name, and any similar or derivative name, and the goodwill associated with said name; bonds, warranties and guaranties, express or implied, issued in connection with or arising out of the construction, repair or maintenance of the improvements on the Property; governmental licenses and permits relating to the Property; appraisals, engineering reports and architectural, mechanical, electrical, plumbing, site and other plans and specifications used in connection with the construction of the improvements located on the Property, or describing or depicting them in whole or in part; all to the extent applicable to the period from and after the Closing (as such term is hereinafter defined); (items (i) through (v) above, together with the Real Property, are collectively referred to in this Agreement as the "Property"). All of the foregoing expressly excludes all property owned by tenants or other users or occupants of the Property.

     2.  PURCHASE PRICE
         --------------

     The purchase price to be paid by Purchaser to Seller for the Property is Five Million Three Hundred Thousand Dollars ($5,300,000) (the "Purchase Price"). The Purchase Price shall be paid as follows:

     A.  Earnest Money.
         -------------

     (i) Upon execution of this Agreement by Purchaser, Purchaser shall deliver to the Atlanta Office of Chicago Title Insurance Company ("Escrowee") initial earnest money (the "Initial Earnest Money") in the sum of Fifty Thousand Dollars ($50,000). If this Agreement has not been terminated pursuant to and in accordance with Section 8 below, Purchaser shall, on or before the expiration of the Review Period (as defined in Section 8 below) or the Extended Review Period (as defined in Section 8 below), as the case may be, deposit with the Escrowee additional earnest money (the "Additional Earnest Money") in the sum of One Hundred Fifty Thousand Dollars ($150,000). The Initial Earnest Money and, if deposited or required to be deposited with the Escrowee, the Additional Earnest Money, together with any interest earned thereon net of investment costs, are referred to in this Agreement as the "Earnest Money". The Earnest Money shall be invested as Seller and Purchaser so direct. Any and all interest earned on the Earnest Money shall be reported to Purchaser's federal tax identification number.

       (ii) If the transaction closes in accordance with the terms of this Agreement, at Closing, the Earnest Money shall be delivered by Escrowee to Seller as part payment of the Purchase Price, or at Purchaser's option returned to Purchaser without credit to the Purchase Price. If the transaction fails to close due to a default on the part of Purchaser, the Earnest Money shall be delivered by Escrowee to Seller, such delivery to be without prejudice to the other rights and remedies of Seller due to such a default as provided in this Agreement or at law or in equity conferred. If the transaction fails to close due to a default on the part of Seller, the Earnest Money shall be delivered by Escrowee to Purchaser, and Purchaser shall have the remedy provided for in
Section 7(A) below.

     B. Cash at Closing. At Closing, Purchaser shall pay to Seller, by wire transferred current federal funds, an amount equal to the Purchase Price, minus the sum of any Earnest Money which Seller receives at Closing from the Escrowee, and plus or minus, as the case may require, the closing prorations and adjustments to be made pursuant to Section 4(C) below.

     3.  EVIDENCE OF TITLE
         -----------------

     Seller shall, within ten (10) days after the date of this Agreement, deliver to Purchaser a current (that is, effective after the date of this Agreement) commitment for an ALTA Owner's Title Insurance Policy (the "Title Commitment"), in the amount of the Purchase Price, issued by Chicago Title Insurance Company (the "Title Insurer"). At Closing, Seller shall deliver to Purchaser a later-dated commitment in the amount of the Purchase Price reflecting the conveyance of the Property to Purchaser, subject only to those exceptions which are more fully described on attached Exhibit B and exceptions which become Permitted Exceptions pursuant to this Section 3 (collectively, the "Permitted Exceptions"). If the Title Commitment discloses exceptions other than those Permitted Exceptions which are noted on attached Exhibit B, then Purchaser shall have until the expiration of the Review Period within which to notify Seller of any such exceptions to which it objects. If any such exceptions arise between the date of the Title Commitment and the Closing, Purchaser shall have five (5) days after its receipt of notice of same within which to notify Seller of any such exception to which it objects. Any such exceptions not objected to by Purchaser as aforesaid shall become Permitted Exceptions. If Purchaser objects to any such exceptions, Seller shall have until Closing (but in any event at least fifteen [15] days after it receives notice of Purchaser's objection(s)) to remove such exceptions by waiver or endorsement by the Title Insurer. If Seller fails to remove any such exceptions as aforesaid, Purchaser may, as its sole and exclusive remedy, terminate this Agreement and obtain a return of the Earnest Money. If Purchaser does not elect to terminate this Agreement, Purchaser shall consummate the Closing and accept title to the Property subject to all such exceptions (in which event, all such exceptions shall be deemed "Permitted Exceptions").

     4.  CLOSING
         -------

     A. Closing Date. The "Closing" of the transaction contemplated by this Agreement (that is, the payment of the Purchase Price, the transfer of title to the Property, and the satisfaction of all other terms and conditions of this Agreement) shall occur at 9:00 a.m. on the thirtieth (30th) day following the expiration of the Review Period or the Extended Review Period, as the case may be, at the Atlanta office of the Title Insurer, or at such other time and place in Atlanta as Purchaser shall specify in writing. The "Closing Date" shall be the date of Closing. If the date for Closing above provided for falls on a Saturday, Sunday or legal holiday, then the Closing Date shall be the next business day.

     B.  Closing Documents.
         -----------------

          (i) Seller. At Closing, Seller shall deliver to Purchaser the following:

                    (a) a "Limited" or "Special" Warranty Deed, subject to Permitted Exceptions, and in form acceptable to the Title Insurer;

                    (b) a "special" or "limited" warranty bill of sale sufficient to transfer to Purchaser title to the tangible and intangible personal property and expressly disclaiming any warranties other than as to title as aforesaid;

                    (c) a letter advising tenants under the Leases of the change in ownership of the Property;

                    (d) an assignment of the Leases and Service Contracts;

                    (e) an affidavit stating, under penalty of perjury, Seller's U.S. taxpayer identification number and that Seller is not a foreign person within the meaning of Section 1445 of the Internal Revenue Code;

                    (f) a closing statement to be executed by Seller and Purchaser, setting forth the prorations and adjustments to the Purchase Price as required by Section 4(C) below;

                    (g) other affidavits, certificates or documents to show that Seller is a duly organized limited partnership, existing and qualified to transact business in the State of Georgia, and that the parties executing documents on behalf of Seller are authorized to do so and to bind Seller; and

                    (h) if Purchaser so requests, separate closing documents may be executed and delivered for each separate Building (and appurtenant land and other related property), or the Buildings and appurtenant property may be grouped as Purchaser specifies and closing documents delivered for each group. Purchaser will be responsible for any additional cost associated with multiple document preparation or grouping of Buildings.

            (ii) Purchaser. Purchaser shall deliver or cause to be delivered to Seller at Closing:

                    (a) the funds required pursuant to Section 2(B) above; and

                    (b) an assumption agreement whereby Purchaser assumes all liabilities and agrees to perform all obligations of Seller under the Leases and

          Service Contracts including, without limitation, leasing commissions which become due upon and after the Closing under or in connection with the Leases.

          C.   Closing Prorations and Adjustments.
               ----------------------------------

          (i) The following items are to be prorated or adjusted (as appropriate) as of the close of business on the Closing Date, it being understood that for purposes of prorations and adjustments, Seller shall be deemed the owner of the Property on such day and Purchaser shall be deemed the owner of the Property as of the day after the Closing Date:

                    (a) real estate and personal property taxes and assessments (on the basis of the most recent ascertainable tax bill if the current bill is not then available, but subject to reproration upon issuance of the actual bill therefor to effectuate the actual proration);

                    (b) the "minimum" or "base" rent payable by tenants under the Leases and monthly tenant reimbursements; provided, however that rent and all other sums which are due and payable to Seller by any tenant but uncollected as of the Closing shall not be adjusted, but Purchaser shall cause the rent and other sums for the period prior to Closing to be remitted to Seller if, as and when collected. At Closing, Seller shall deliver to Purchaser a schedule of all such past due but uncollected rent and other sums owed by tenants. Purchaser shall include the amount of such rent and other sums in the first bills thereafter submitted to the tenants in question after the Closing, and shall continue to do so for six (6) months thereafter. Purchaser shall promptly remit to Seller any such rent or other sums paid by scheduled tenants, but only if a deficiency in the then current rent is not thereby created. To the extent not set forth on said schedule, tenant reimbursement of real estate taxes payable, common area maintenance, utility charges, water and sewer charges, insurance and assessments and all other charges to or contributions by tenants under the Leases shall be handled as follows: if Purchaser receives any tenant reimbursement after Closing which covers a period prior to Closing, Purchaser shall promptly deliver Seller's pro rata share to Purchaser, prorated as of the Closing Date; and if Seller receives or has received tenant reimbursements or payments which pertain to a period subsequent to Closing, Seller shall deliver Purchaser's pro rata share of the reimbursement to Purchaser;

                    (c) with respect to tenant improvement costs or leasing commissions relating to New Leases (as hereinafter defined) executed after the date hereof, Seller and Purchaser agree that such costs and commissions shall be prorated over the remaining term of any such New Lease with Seller being responsible for a portion of such costs and commissions based on the ratio of base rent payments received by or payable to Seller through the Closing Date to the total base rent payable over the term of the particular Lease;

                    (d) water, electric, telephone and all other utility and fuel charges, fuel on hand (at cost plus sales tax), and any deposits with utility companies (to the extent possible, utility prorations will be handled by meter readings on the day immediately preceding the Closing Date);

                    (e) amounts due and prepayments under the Service Contracts;

                    (f) assignable license and permit fees; and

                    (g) other similar items of income and expenses of operation.

          (ii) Notwithstanding the foregoing, Seller shall in all events be entitled to retain amounts paid by tenants for real estate taxes and assessments and common area expenses as of the Closing to the extent not in excess of such taxes and expenses paid by

Seller for the period prior to the Closing Date.  Further, for purposes of this
Section 4(C), the amount of any expense credited by one party to the other shall be deemed an expense paid by that party.

          (iii) The amount of security deposits paid under the Leases and held by Seller at Closing shall be credited to Purchaser.


          D.   Transaction Costs.
               -----------------

          At Closing, but not otherwise, Seller shall pay the brokerage commission described in Section 6 below, the State of Georgia real estate conveyance tax, if any, a recording fee for the deed and any documentary stamp tax imposed thereon by governmental authorities, the premium for the later-dated commitment described in Section 3, above, and the cost to remove by waiver or endorsement any exception to title which Seller elects to remove prior to Closing pursuant to Section 3, above. Unless otherwise agreed prior to Closing, Purchaser shall pay all other Closing or transaction costs incurred by Purchaser, including, without limitation, the costs of any inspections of the Property, the costs of any lenders' fees or appraisals and the cost of any special endorsements, waivers or other title insurance costs or fees. Seller and Purchaser shall be responsible for the fees of their respective attorneys and other costs incurred by such party or imposed on it.

          E.   Possession.
               ----------

          Upon Closing, Seller shall deliver to Purchaser possession of the Property, subject to such matters as are permitted by or pursuant to this Agreement.

     5.   CASUALTY LOSS AND CONDEMNATION
          ------------------------------

     A. If, prior to Closing, the Property or any part thereof shall be condemned (or the subject of a proposed or pending condemnation proceeding), or destroyed or damaged by fire or other casualty, Seller shall promptly so notify Purchaser.

     B. In the event the cost to repair such damage is reasonably estimated by Seller to be less than $250,000 in the aggregate, or if the condemnation proceeds are reasonably estimated by Seller to be less than $250,000 in the aggregate, then Seller shall have the option either to terminate this Agreement or to consummate the transaction contemplated by this Agreement notwithstanding such condemnation, destruction or damage. If Seller elects to consummate the transaction contemplated by this Agreement, Purchaser shall be entitled to receive the condemnation proceeds or settle the loss under all policies of insurance applicable to the destruction or damage and receive the proceeds of insurance applicable thereto, and Seller shall, at Closing, execute and deliver to Purchaser all customary proofs of loss, assignments of claims and other similar items. If Seller elects to terminate this Agreement, the Earnest Money shall be returned to Purchaser by the Escrowee, in which event this Agreement shall, without further action of the parties, become null and void and neither party shall have any further rights or obligations under this Agreement.

     C. In the event the cost to repair such damage is reasonably estimated by Seller to be greater than $250,000 in the aggregate, or if the condemnation proceeds are reasonably estimated by Seller to be greater than $250,000 in the aggregate, then Purchaser and Seller shall each have the option to terminate this Agreement by written notice delivered to the other within fifteen (15) days following Seller's delivery of notice of such event to Purchaser. If neither party elects to so terminate this Agreement, Purchaser shall be entitled to receive the condemnation proceeds or settle the loss under all policies of insurance applicable to the destruction or damage and receive the proceeds of insurance applicable thereto, less, however, any amounts spent by Seller to repair such damage prior to Closing, which amounts Seller shall be entitled to recover from its insurer, and Seller shall, at Closing, execute and deliver to Purchaser all customary proofs of loss, assignments of claims and other similar items in connection therewith. If either party elects to terminate this Agreement pursuant to this paragraph, the Earnest Money shall be returned to Purchaser by the Escrowee, in which event this Agreement shall, without further action of the parties, become null and void and neither party shall have any further rights or obligations under this Agreement.

     6.   BROKERAGE
          ---------

          Seller agrees to pay upon Closing (but not otherwise) a brokerage commission of two percent (2%) due to King Industrial Realty, Inc. for services rendered in connection with the sale and purchase of the Property. Seller and Purchaser shall each indemnify and hold the other harmless from and against any and all claims of all other brokers and finders claiming by, through or under the indemnifying party and in any way related to the sale and purchase of the Property, this Agreement or otherwise, including, without limitation, attorneys' fees and expenses incurred by the indemnified party in connection with such claim.

     7.   DEFAULT AND REMEDIES
          --------------------

          A. Notwithstanding anything to the contrary contained in this Agreement, if Seller fails to perform in accordance with the terms of this Agreement, then, as Purchaser's sole and exclusive remedy hereunder and at Purchaser's option, either (i) the Earnest Money shall be returned to Purchaser, in which event this Agreement shall be null and void, and neither party shall have any rights or obligations under this Agreement except as set forth in Section 9(G) below, or (ii) upon notice to Seller not less than thirty
(30) days after Purchaser becomes aware of which failure, and provided an action is filed within ninety (90) days thereafter, Purchaser may seek performance of this Agreement, but not damages. Purchaser's failure to seek specific performance as aforesaid shall constitute its election to proceed under clause
(i) above.

          B. If Purchaser fails to perform in accordance with the terms of this Agreement, the Earnest Money shall be delivered to Seller as full liquidated damages for Purchaser's breach of this Agreement by failure to close when obligated to do so. The parties agree that Seller's damages would be difficult or impossible to determine if Purchaser should breach, and the parties have agreed that the Earnest Money constitutes a reasonable estimate of Seller's damages in the event Purchaser should breach this Agreement. Receipt of the Earnest Money shall be Seller's sole right or remedy in the event Purchaser fails to close when obligated to close.

          C. After Closing, Seller and Purchaser shall, subject to the terms and conditions of this Agreement, have such rights and remedies as are available at law or in equity, except that neither Seller nor Purchaser shall be entitled to recover from the other consequential or special damages.

     8.   CONDITION PRECEDENT
          -------------------

          A. Within ten (10) days of the full execution of this Agreement, Seller shall deliver or make available to Purchaser at a business office in the Atlanta metropolitan area the following items:

               (i) a rent roll or tenant schedule giving the principal terms of the leases in reasonable detail, and copies of all leases, amendments, modifications and supplements thereto;

               (ii)   1993 and 1994 operating statements for the Property;

               (iii) any warranties, guaranties, service contracts or licenses relating to the Property in Seller's possession;

               (iv) any report, environmental review or inspection report relating to the physical condition of the Property or the improvements thereon and the existence or non-existence of hazardous substances at or near the Property in Seller's possession;

               (v) any building plans, specification, floor plans or drawings for the Property in Seller's possession; and

               (vi) the most recently available survey of the Property in Seller's possession.

With the delivery of the foregoing materials or if they are made available as aforesaid, Seller shall notify Purchaser in writing that it has delivered or so made available all of such materials.

          B. Subject to the terms of Section 9(G) below, Purchaser shall have thirty (30) days after the date of the notice called for in Section 8(A) above (the "Review Period") within which to inspect the Property and procure a firm commitment for a loan from a third party lender to be secured by a deed to secure debt on the Property ("Financing") on the terms and conditions described in Section 9(D) below. If (i) Purchaser determines that the Property is unsuitable for its purposes and notifies Seller of such decision prior to the expiration of the Review Period or the Extended Review Period, as the case may be, (ii) is unable to procure Financing and elects not to extend the Review Period as set forth in Section 9(C) below, or (iii) fails to timely deposit with Escrowee the Additional Earnest Money, then, in any such case, the Earnest Money shall be returned to Purchaser, at which time this Agreement shall be deemed to have been terminated, and neither party shall have any further rights or obligations under this Agreement except as set forth in Section 9(G) below. If this Agreement is not terminated pursuant to this Section 8(B), then the survival of the same shall be deemed a waiver by Purchaser of the condition contained in this Section 8. Subject to the terms of Section 9(G) below, Seller shall give Purchaser access to the Property, any information related thereto in Seller's possession and/or the tenants of the Buildings during the normal business hours upon the prior request of Purchaser in order to conduct its inspection. If this Agreement is terminated under this Section 9(B)(ii), Purchaser shall pay to Seller $100 as consideration for holding the Property off the market.

          C. In the event Purchaser (i) has not procured Financing within the Review Period or (ii) is advised by its environmental consultant that after an initial investigation of the Property further environmental testing of the Property is recommended, Purchaser may, upon notice given to Seller prior to the expiration of the Review Period extend the Review Period for up to thirty (30) consecutive days (the "Extended Review Period"); provided, however, in the event the extension is due to environmental reasons, Purchaser's notice shall be accompanied by a letter from Purchaser's environmental consultant confirming such events.

          D. Purchaser's Financing shall be in the form of a non recourse loan in an amount not less than seventy five percent (75%) of the Purchase Price, with interest not to exceed ten percent (10%) per annum to be amortized over not less than twenty-five (25) years, and otherwise reasonably satisfactory to Purchaser.

          E. Not later than five (5) days prior to Closing, Seller shall deliver to Purchaser estoppel letters in form reasonably acceptable to Purchaser's lender and Seller from tenants totalling not less than the lesser of: (i) seventy-five percent (75%) of the tenants in the Buildings (in the aggregate) or (ii) tenants having the right to occupy not less than seventy-five percent (75%) of the square footage of the Buildings (in the aggregate) which is subject to Leases as of the expiration of the Review Period or the Extended Review Period, as the case may be, (the "Minimum Threshold"); provided, however that Seller shall execute and deliver any such estoppel letter or letters as if it were the tenant thereunder, as may be necessary to reach the Minimum Threshold, the terms of which estoppel letter or letters shall be enforceable against Seller as to each such estoppel letter for a period not longer than the earliest of: (y) such time that Seller delivers tenant-executed estoppel letters to Purchaser which meet the Minimum Threshold, or (z) such time that Seller delivers a tenant-executed estoppel letter to Purchaser from a tenant for whom Seller had previously executed such an estoppel letter. Nevertheless, as to estoppel letters executed by Seller, Seller shall have no liability for post-Closing default by the tenant, and Seller's liability under the estoppel letter shall terminate one (1) year from Closing unless Purchaser gives Seller written notice of a claim within one (1) year following the Closing. Purchaser shall deliver a form estoppel letter reasonably acceptable to its lender within ten (10) days of the date of this Agreement. If Seller and Purchaser do not or cannot agree upon the form of the estoppel letter within the Review Period or the Extended Review Period, as the case may be, then either party may terminate this Agreement by notice received by the other party within five (5) days after the expiration of the Review Period or the Extended Review Period, as the case may be, in which case this Agreement shall be null and void, and neither party shall have any rights or obligations under this Agreement except as set forth in
Section 9(G) below.

     9.   MISCELLANEOUS
          -------------

          A. All understandings and agreements heretofore had between Seller and Purchaser with respect to the Property are merged in this Agreement, which alone fully and completely expresses the agreement of the parties. Purchaser acknowledges that it has inspected or will inspect the Property and that it accepts same in its "as is" condition subject to use, ordinary wear and tear and natural deterioration. Purchaser further acknowledges that, except as expressly provided in this Agreement, neither Seller nor any agent or representative of Seller has made, and Seller is not liable for or bound in any manner by, any express or implied warranties, guaranties, promises, statements, inducements, representations or information pertaining to the Property.

          B. Neither this Agreement nor any interest hereunder shall be assigned or transferred by Purchaser. Seller may assign or otherwise transfer its interest under this Agreement. As used in this Agreement, the term "Seller" shall be deemed to include any assignee or other transferee of any Seller. Upon any such transfer by a Seller, such Seller shall be relieved of any subsequently accruing liability under this Agreement. Subject to the foregoing, this Agreement shall inure to the benefit of and shall be binding upon Seller and Purchaser and their respective successors and assigns.

          C. This Agreement shall not be modified or amended except in a written document signed by Seller and Purchaser.

          D.   Time is of the essence of this Agreement.

          E. This Agreement shall be governed and interpreted in accordance with the laws of the State of Georgia.

          F. All notices, requests, demands or other communications required or permitted under this Agreement shall be in writing and delivered personally, by certified mail, return receipt requested, postage prepaid, by overnight courier (such as Federal Express/TM/), or by facsimile transmission, addressed as follows:


               1.  If to Seller:

                    Equity Assets Management, Inc.
                    P.O. Box 888363
                    Atlanta, Georgia 30356

                    Attention:  Laura Hardage
                    Fax:  (404) 392-9053
                    Phone:  (404) 395-1300

                    With a copy to:

                    Rosenberg & Liebentritt, P.C.
                    Suite 1601
                    Two North Riverside Plaza
                    Chicago, Illinois  60606

                    Attention:  Jonathan S. Waller, Esq.
                    Fax:  (312) 454-0335
                    Phone:  (312) 466-3649


               2.   If to Purchaser:

                    D&B No. 3
                    c/o Monarch Realty, Inc.
                    1934 N. Druid Hills Road, N.E.
                    Atlanta, Georgia  30319

                    Attention:  Brett Irwin
                    Fax:  (404) 634-9709
                    Phone: (404) 634-8611


                    With a copy to:

                    Schreeder, Wheeler & Flint
                    127 Peachtree St. N.E.
                    1600 Chandler Building
                    Atlanta, Georgia  30303

                    Attention:  Warren Wheeler, Esq.
                    Fax:  (404) 681-1046
                    Phone:  (404) 681-3450

All notices given in accordance with the terms hereof shall be deemed effectively given when mailed or transmitted, but the time for response shall begin forty-eight (48) hours after posting, or when delivered personally or otherwise received. Either party hereto may change the address for receiving notices, requests, demands or other communication by notice sent in accordance with the terms of this Section 9(F).

          G. Purchaser's right of inspection pursuant to Section 8 above shall be subject to the rights of tenants under the Leases and other occupants and users of the Property. No inspection shall be undertaken without reasonable verbal or telephonic prior notice to Seller. Seller shall have the right to be present at any or all inspections. Neither Purchaser nor its agents or representatives shall contact any tenants without the prior consent of Seller. No inspection shall involve the taking of samples or other physically invasive procedures without the prior consent of Seller which consent shall not be unreasonably withheld or delayed. Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall reimburse Seller for, and shall indemnify and hold Seller and its employees and agents, and each of them, harmless from and against, any and all losses, claims, damages and liabilities (including, without limitation, attorneys' fees incurred in connection therewith) arising out of or resulting from Purchaser's exercise of its rights under this Agreement, including, without limitation, its right of inspection as provided for in Section 8 above.

          H.   Seller represents and warrants to Purchaser that:

          (i) Seller holds fee simple title to the Property, which representation and warranty, however, shall not survive the Closing.

          (ii) Seller has the right, power and authority to enter into this Agreement and to sell the Property in accordance with the terms and conditions hereof. The persons executing this Agreement on behalf of Seller warrant their authority to do so and to bind Seller to this Agreement.

          (iii) Seller has not received and has no actual knowledge of any written notice or request from any county department, insurance company or Board of Fire Underwriters (or organization exercising functions similar thereto), other governmental authority requesting or requiring the performance of any work or alteration in respect to the Property which has not been complied with, nor any written notice of violation of any local, state or federal laws, regulations or ordinances relating to the Property which has not been cured. If any such notice is received, Seller shall immediately notify Purchaser.

          (iv) Seller has no actual knowledge of any pending or contemplated condemnation proceedings affecting the Property or any part thereof, nor any actual knowledge of any plan or proposal to relocate, widen, rearrange or install medians in any public roads within 2,000 feet of any portion of the Property.

          (v) True and correct copies of each of the Leases and Service Contracts concerning the Property,and all amendments and modifications thereof, have been or will be delivered or made available to Purchaser.

          (vi) No person, firm or entity, except as set forth herein, has any right to acquire the Property or any part thereof with the exception of this Agreement.

          (vii) Seller is not a party to any litigation affecting the Property or any part thereof or Seller's right to sell the Property. Seller has no actual knowledge of any litigation or threatened litigation affecting the Property or any part thereof; and Seller will give to Purchaser prompt notice of the institution prior to closing of any such litigation.

          (viii)    The representations and warranties made above in subsections
(ii) through (vii) above shall survive the Closing for a period of one (1) year only and Seller shall have no liability for any breach thereof and unless Purchaser gives Seller written notice of a claim for such breach within one (1) year following the Closing. In addition, Seller shall have no liability of a breach of any of its representations and warranties made herein if Purchaser had knowledge of such breach prior to Closing and consummated the Closing notwithstanding such breach. If, prior to Closing, Purchaser has knowledge, and notifies Seller of a material breach of any of Seller's representations and warranties made herein and Seller fails to cure the same prior to Closing, then Purchaser's sole remedy shall be to terminate this Agreement and obtain a refund of the Earnest Money.

          I. ACKNOWLEDGING PURCHASER'S OPPORTUNITY TO INSPECT THE PROPERTY, PURCHASER AGREES TO TAKE THE PROPERTY "AS IS" WITH ALL FAULTS AND CONDITIONS THEREON. ANY INFORMATION, REPORTS, STATEMENTS, DOCUMENTS OR RECORDS ("DISCLOSURES") PROVIDED OR MADE TO PURCHASER OR ITS CONSTITUENTS BY SELLER, ITS AGENTS OR EMPLOYEES CONCERNING THE ENVIRONMENTAL OR OTHER CONDITION OF THE PROPERTY SHALL NOT BE REPRESENTATIONS OR WARRANTIES. PURCHASER SHALL NOT RELY ON SUCH DISCLOSURES, BUT RATHER, PURCHASER SHALL RELY ONLY ON ITS OWN INSPECTION OF THE PROPERTY. PURCHASER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY STATED IN WRITING, SELLER HAS NOT MADE, DOES NOT MAKE AND SPECIFICALLY DISCLAIMS ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS OR IMPLIED, ORAL OR WRITTEN, PAST, PRESENT OR FUTURE, OF, AS TO, CONCERNING OR WITH RESPECT TO (A) THE NATURE, QUALITY OR CONDITION OF THE PROPERTY, INCLUDING, WITHOUT LIMITATION, THE WATER, SOIL AND GEOLOGY, (B) THE INCOME TO BE DERIVED FROM THE PROPERTY, (C) THE SUITABILITY OF THE PROPERTY FOR ANY AND ALL ACTIVITIES AND USES WHICH PURCHASER MAY CONDUCT THEREON, (D) THE COMPLIANCE OF OR BY THE PROPERTY OR ITS OPERATION WITH ANY LAWS, RULES, ORDINANCES OR REGULATIONS OF ANY APPLICABLE GOVERNMENTAL AUTHORITY OR BODY, (E) THE HABITABILITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR

PURPOSE OF THE PROPERTY, OR (F) ANY OTHER MATTER WITH RESPECT TO THE PROPERTY, AND SPECIFICALLY DISCLAIMS ANY REPRESENTATIONS REGARDING TERMITES OR WASTES, AS DEFINED BY THE U.S. ENVIRONMENTAL PROTECTION AGENCY REGULATIONS AT 40 C.F.R., OR ANY HAZARDOUS SUBSTANCE, AS DEFINED BY THE COMPREHENSIVE ENVIRONMENTAL RESPONSE COMPENSATION AND LIABILITY ACT OF 1980 ("CERCLA"), AS AMENDED, AND REGULATIONS PROMULGATED THEREUNDER.

          PURCHASER, ITS SUCCESSORS AND ASSIGNS, HEREBY WAIVE, RELEASE AND AGREE NOT TO MAKE ANY CLAIM OR BRING ANY COST RECOVERY ACTION OR CLAIM FOR CONTRIBUTION OR OTHER ACTION OR CLAIM AGAINST SELLER OR ITS AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, ATTORNEYS, OR ASSIGNS (COLLECTIVELY, "SELLER AND ITS AFFILIATES") BASED ON (A) ANY FEDERAL, STATE, OR LOCAL ENVIRONMENTAL OR HEALTH AND SAFETY LAW OR REGULATION, INCLUDING CERCLA OR ANY STATE EQUIVALENT, OR ANY SIMILAR LAW NOW EXISTING OR HEREAFTER ENACTED, (B) ANY DISCHARGE, DISPOSAL, RELEASE, OR ESCAPE OF ANY CHEMICAL, OR ANY MATERIAL WHATSOEVER, ON, AT, TO, OR FROM THE PROPERTY; OR (C) ANY ENVIRONMENTAL CONDITIONS WHATSOEVER ON, UNDER, OR IN THE VICINITY OF THE PROPERTY.

          J. In any lawsuit or other proceeding initiated by Purchaser under or with respect to this Agreement, Purchaser waives any right it may have to trial by jury. In addition, Purchaser waives any right to seek rescission of the transaction provided for in this Agreement.

          K. Except as may be required by law, without the prior written consent of Seller, and unless the Closing occurs, Purchaser shall not disclose to any third party the existence of this Agreement or any term or condition thereof or the results of any inspections or studies undertaken in connection herewith.

          L. If for any reason Purchaser does not consummate the Closing, then Purchaser shall, upon Seller's request, assign and transfer to Seller all of its right, title and interest in and to any and all studies, reports, surveys and other information, data and/or documents relating to the Property or any part thereof prepared by or at the request of Purchaser, its employees and agents, and shall deliver to Seller copies of all of the foregoing.

          M.   Seller hereby covenants and agrees with Purchaser that:

               1. From and after the date hereof through the expiration of the Review Period or the Extended Review Period, as the case may be, Seller may enter into any new Lease, or any modification, amendment, restatement or renewal of any existing Leases (each a "New Lease," and collectively, "New Leases") without Purchaser's consent, so long as Seller notifies Purchaser of the terms of any proposed New Leases prior to Seller's execution of such New Leases and delivers a copy of any fully executed New Lease to Purchaser prior to the expiration of the Review Period or the Extended Review Period, as the case may be.

               2. Following the expiration of the Review Period or the Extended Review Period, as the case may be, Seller shall not enter into any New Lease without Purchaser's prior written consent, which consent will not be unreasonably withheld or delayed. If Purchaser does not respond in writing to Seller's request for approval or disapproval of a New Lease within ten (10) days after Purchaser's receipt of Seller's request, Purchaser shall be conclusively deemed to have approved of such New Lease.

          N. Purchaser and Seller agree that notwithstanding anything contained in this Agreement to the contrary, there shall be no personal liability of Seller's general partner, its constituent partners, employees, agents or other representatives in respect to any of the covenants, conditions or provisions of this Agreement and in the event of a default by Seller under this Agreement, Purchaser shall look solely to the assets of Seller for the satisfaction of Purchaser's remedies.

          O. Seller and Purchaser hereby designate Escrowee to act as and perform the duties and obligations of the "reporting person" with respect to the transaction contemplated by this Agreement for purposes of 26 C.F.R. Section 1.6045-4(e)(5) relating to the requirements for information reporting on real estate transaction closed on or after January 1, 1991. In this regard, Seller and Purchaser each agree to execute at Closing, and to cause the Escrowee to execute at Closing, a Designation Agreement, designating Escrowee as the reporting person with respect to the transaction contemplated by this Agreement.


          P. Purchaser agrees that the Purchase Price and the other terms of this Agreement have been negotiated and agreed upon on the basis of Purchaser's purchase of all the Buildings (and the related Property) and this Agreement does not contemplate a Closing absent such a purchase.

     IN WITNESS WHEREOF, Seller and Purchaser have executed and delivered this Agreement as of the date first above written.


                                      SELLER:

                                      FIRST CAPITAL INCOME PROPERTIES, LTD.
                                      - SERIES VIII, A FLORIDA LIMITED
                                      PARTNERSHIP


                                      By:   FIRST CAPITAL FINANCIAL CORPORATION,
                                            ITS GENERAL PARTNER


                                            By: /s/ Norman Field
                                               ---------------------------------
                                            Name: /s/ Norman Field
                                                 -------------------------------
                                            Title: /s/ Vice President
                                                  ------------------------------


                                      PURCHASER:

                                      D&B NO. 3, A PARTNERSHIP



                                      By: /s/ Brett H. Irwin
                                         ---------------------------------------
                                      Name: /s/ Brett H. Irwin
                                           -------------------------------------
                                      Title: /s/ General Partner
                                            ------------------------------------



                                      EXHIBITS
                                      --------

                    A - Legal Description
                    B - Permitted Exceptions

                                  EXHIBIT "A"
                                  -----------

                               LEGAL DESCRIPTION
                               -----------------


     ALL THAT TRACT or parcel of land lying and being in Land Lot 224 of the 18th District of DeKalb County, Georgia, and being more particularly described as follows:

     BEGINNING at an iron pin found on the northern right-of-way line of Mountain Industrial Boulevard (having a 100-foot right-of-way), said iron pin being located 708.92 feet East of the intersection of the northern right-of-way line of Mountain Industrial Boulevard with the eastern right-of-way of Tuckerstone Parkway (having a 60-foot right-of-way); running thence North 6 degrees 40 minutes 39 seconds West, a distance of 99.69 feet to an iron pin; thence North 9 degrees 57 minutes 07 seconds West, a distance of 338.65 feet to an iron pin placed, said pin being on the center line of the Seaboard Coast Line Railroad Lead Track No. 4; thence North 88 degrees 24 minutes 54 seconds East along the center line of said Railroad Lead Track, a distance of 532.60 feet to an iron pin found; thence South 6 degrees 50 minutes 44 seconds East, a distance of 388.99 feet to an iron pin found on the northern right-of-way line of Mountain Industrial Boulevard; thence South 83 degrees 09 minutes 16 seconds West, along the northern right-of-way line of Mountain Industrial Boulevard, a distance of 512.31 feet to an iron pin found, said point being the point of beginning; containing 4.91 acres as shown on Plat of Survey for John W. Rooker & Associates, Inc., made by Georgia Land Engineering Co., Inc. certified by Josh
L. Lewis, III, Ga.  R.L.S. No. 1751, dated August 21, 1984.

     Together with all utility easements, drainage rights, access easements and other appurtenances established by recorded plats of Royal Atlanta Business Park or by the Restrictive Covenants and By-Laws described as items 2 and 3 on Exhibit "B" attached hereto and made a part hereof.

                                   EXHIBIT B


                              PERMITTED EXCEPTIONS
                              --------------------


1.   Acts of Purchaser, and those claiming by, through and under Purchaser.

2.   General and special taxes and assessments not yet delinquent.

3. Rights of tenants under the Leases, and those claiming by, through and under said tenants.

4. Zoning, building and other governmental and quasi-governmental laws, codes and regulations.

5. Any adverse claim to any portion of the Property which has been created by artificial means or has accreted to any such portion so created and riparian rights, if any.

6. Covenants, conditions, restrictions, and private or public utility easements of record together with easements or claims of easements not shown by the public records.

7. Encroachments, overlaps, boundary line disputes, or other matters which would be disclosed by an accurate survey or inspection of the Property.


Provided that as to number 6 and 7, they do not materially interfere with the use or occupancy of the Property.

                                  EXHIBIT "B"
                                  -----------

                             PERMITTED ENCUMBRANCES
                             ----------------------



1.   All taxes Subsequent to the year 1984.

2. Restrictive Covenants appearing of record in Deed Book 3557, page 564, as amended in Deed Book 3707, page 281, and Deed Book 3782, page 296; transferred by instrument recorded in Deed Book 3782, page 297, aforesaid records.

3. By-Laws of Owner's and Tenants' Association of Royal Atlanta Park ExParte, undated, recorded in Deed Book 3557, page 569, aforesaid records; as amended in Deed Book 3730, page 836, aforesaid records.

4. Easement from Royal Atlanta Development Corporation to Seaboard Coast Line Railroad Company, dated December 22, 1977, conveying a right of way and easement for railroad purposes through, over and across the northernmost 30 feet of subject property, recorded in Deed Book 3766, page 186, aforesaid records; assigned to Shell Oil Company by assignment dated April 19, 1978, recorded in Deed Book 3937, page 312, aforesaid records.

5. Agreement by and between Seaboard Coast Line Railroad Company and Royal Atlanta Development Corporation, dated December 22, 1977, recorded in Deed Book 3795, page 347, aforesaid records.

6. Easement from Royal Atlanta Development Corporation to Georgia Power Company, dated May 28, 1974, recorded in Deed Book 3196, page 309, aforesaid records.

7. Landlord's Waiver, from John W. Rooker to Puritan Leasing, filed January 23, 1984 in Deed Book 4908, page 209, aforesaid records.

8. Plat of survey prepared for First Capital Financial Corporation, dated August 21, 1984, bearing the seal of Josh L. Lewis, III, RLS No. 1751, prepared by Georgia Land Engineering Co., Inc., shows the following:

          (a) 50-foot building restriction line along Mountain Industrial Boulevard.
          (b) 10-foot sanitary sewer easement with sanitary sewer and manhole located therein, located in the southeastern portion of captioned property.
          (c) The western line of subject property to be the center line of a 10-foot drainage easement, increasing to a 48-foot drainage easement and reverting to a 10-foot drainage easement, with sanitary sewer with drop inlets and headwalls attached thereto located in the 10-foot drainage easement areas.
          (d) The northern line of subject property to be the center line of a 60-foot easement for Seaboard Coast Line Railroad Company Lead Track No. 4, with portion of 10-foot drainage easement with sanitary sewer drop inlet located therein, traversing a portion of said railroad easement area.
          (e) Drop inlets located in the central portion of the subject property.
          (f) Asphalt paving located in the southeastern portion of subject property encroaching the 45-foot drainage easement set out at Item (c) hereof.
          (g)  Equipment pad adjacent to one of the surveyed buildings.

9. Easement in favor of Georgia Power Company, dated May 11, 1979, recorded in Deed Book 4091, page 102, aforesaid records.

                                  EXHIBIT "A"
                                  -----------

    All that tract or parcel of land lying and being in Land Lot 224 of the 18th District of DeKalb County, Georgia, and being more particularly described as follows:

    BEGINNING at a point on the northerly right-of-way line of North Royal Atlanta Drive (60-foot right-of-way), which point is 703.11 feet southeast of the intersection of said northerly right-of-way line of North Royal Atlanta Drive with the southeasterly right-of-way line of Georgia State Hwy. No. 29 (110 foot right-of-way at this point); running thence, leaving said northerly right-of-way line of North Royal Atlanta Drive, North 01 degree 33 minutes 15 seconds West a distance of 399.92 feet to an iron pin found in a gravel road on the northerly land lot line of Land Lot 224 (which is also the southerly land lot line of Land Lot 255); thence, along said northerly land lot line of Land Lot 224, North 88 degree 25 minutes 30 seconds East a distance of 460.00 feet to an iron pin found; thence, leaving said northerly land lot line, South 01 degree 33 minutes 15 seconds East a distance of 400.11 feet to a point in the northerly right-of-way line of said North Royal Atlanta Drive; thence, along said northerly right-of-way line, South 88 degree 26 minutes 45 seconds West a distance of 460.00 feet to a point and the Point Of Beginning, said tract containing 4.224 acres as shown on As Built Survey for John W. Rooker, prepared by A. Farrow Walls, Georgia Registered Land Surveyor No. 2140, of Benchmark Engineering Corporation, dated June 5, 1900, as last updated September 13, 1984.

    Together with all utility easements, drainage rights, access easements and other appurtenances established by recorded plats of Royal Atlanta Business Park or by the Restrictive Covenants and By-Laws described as items 2 and 3 on Exhibit "B" attached hereto and made a part hereof.

                                  EXHIBIT "B"
                                  -----------

                            PERMITTED ENCUMBRANCES
                            ----------------------

1.   All ad valorem real estate taxes subsequent to the year 1984.

2. Restrictive Covenants recorded in Deed Book 3557, page 564, aforesaid records, as amended in Deed Book 3707, page 281, aforesaid records, as further amended by Notice of Change of Address, recorded in Deed Book 3782, page 296, aforesaid records, as assigned to Shell Oil Company by instrument recorded in Deed Book 3782, page 297, aforesaid records.

3. By-Laws as set forth in instrument recorded in Deed Book 3557, page 569, aforesaid records, as amended in instrument recorded in Deed Book 3730, page 836, aforesaid records.

4.   Easements in favor of Georgia Power Company, as follows:

          a) Dated May 10, 1950, recorded in Deed Book 815, page 66, DeKalb County, Georgia records;

          b) Dated November 9, 1953, recorded in Deed Book 1005, page 71, aforesaid records;

          c) Dated November 5, 1953, recorded in Deed Book 1005, page 57, aforesaid records;

          d) Dated May 15, 1950, recorded in Deed Book 815, page 62, aforesaid records;

          e) Dated November 3, 1953, recorded in Deed Book 1005, page 80, aforesaid records;

          f) Dated May 28, 1974, recorded in Deed Book 3196, page 309, aforesaid records.

NOTE: By letter dated September 4, 1979, Georgia Power Company "claims no further interest in the above-mentioned easements except to operate, maintain, rebuild and renew its existing facilities under the terms and conditions of said easements."

5. Rights of others in and to the use of that portion of subject property designated as Old Cherry Land, as shown on plat of survey by Nelson F. Goetz, Ga. R.L.S. No. 1879, dated September 4, 1979.

6.   Easements, in favor of Georgia Power Company, as follows:

          a) Dated March 5, 1980 and recorded in Deed Book 4229, page 336, aforesaid records;

          b) Dated November 19, 1981 and recorded in Deed Book 4564, page 388, aforesaid records;

          c) Dated January 15, 1981 and recorded in Deed Book 4406, page 97, aforesaid records.

NOTE: By letter dated September 18, 1984, Georgia Power Company "claims no further interest in the above-mentioned easements except the right to operate, maintain, rebuild and renew its existing facilities under the terms of said easements."

7. Plat of survey prepared for First Capital Financial Corporation, as updated September 13, 1984, bearing the seal of A. Farrow Walls, R.L.S. No. 2140, prepared by Benchmark Engineering, and entitled "As-Built Survey for First Capital Financial Corporation" shows the following:

          a)   50 foot building restriction line along North Royal Atlanta
               Drive;

          b) 18-inch and 24-inch corrugated metal pipes located throughout subject property with drop inlets attached thereto;

                                  EXHIBIT "A"
                                  -----------

    All that tract or parcel of land lying and being in Land Lot 224 of the 18th District of DeKalb County, Georgia, and being more particularly described as follows:

    TO FIND THE TRUE POINT OF BEGINNING, commence at the point of intersection of the westerly right-of-way line of Tuckerstone Parkway (60-foot right-of-way) with the southerly right-of-way line of North Royal Atlanta Drive (60-foot right-of-way); thence, South 01 degree 04 minutes 50 seconds East, along said westerly right-of-way line of Tuckerstone Parkway, a distance of 210.68 feet to an iron pin set and the TRUE POINT OF BEGINNING; from said TRUE POINT OF BEGINNING AS THUS ESTABLISHED, running thence South 01 degree 04 minutes 50 seconds East, along said westerly right-of-way line of Tuckerstone Parkway, a distance of 379.86 feet to a point; thence, continuing along said westerly right-of-way line, along the arc of a curve to the left (which arc has a chord distance of 94.58 feet on a bearing of South 05 degree 34 minutes 21 seconds
East) an arc distance of 94.68 feet to an iron pin set; thence, leaving said westerly right-of-way line, South 88 degree 44 minutes 40 seconds West a distance of 319.04 feet to an iron pin set; thence North 01 degree 05 minutes 31 seconds West a distance of 235.13 feet to a point; thence South 88 degree 54 minutes 29 seconds West a distance of 183.64 feet to a point; thence North 01 degree 01 minutes 08 seconds West a distance of 240.04 feet to an iron pin found; thence North 88 degree 55 minutes 10 seconds East a distance of 495.06 feet to an iron pin set and the True Point of Beginning, said tract containing
4.413 acres as shown on As Built Survey of Tuckerstone Commons, prepared by A. Farrow Walls, Georgia Registered Land Surveyor No. 2140, of Benchmark Engineering Corporation, dated October 14, 1982, as last updated September 13, 1984.

    Together with all utility easements, drainage rights, access easements and other appurtenances established by recorded plats of Royal Atlanta Business Park or by the Restrictive Covenants and By-Laws described as items 2 and 3 on Exhibit "B" attached hereto and made a part hereof.

                                  EXHIBIT "B"
                                  -----------

                              PERMITTED EXCEPTIONS
                              --------------------


1.   All ad valorem real estate taxes subsequent to the year
     1984.

2. Restrictive Covenants recorded in Deed Book 3557, page 564, DeKalb County, Georgia records, as amended at Deed Book 3707, page 281, aforesaid records, as further amended by Notice of Change of Address, recorded at Deed Book 3782, page 296, aforesaid records, as assigned to Shell Oil Company by instrument recorded in Deed Book 3782, page 297, aforesaid records.

3. By-laws as set forth in instrument recorded in Deed Book 3557, page 269, aforesaid records, as amended by instrument recorded in Deed Book 3730, page 836, aforesaid records.

4. Declaration of Covenants, Restrictions and Easements by Tuckerstone Commons, dated November 11, 1982 and recorded at Deed Book 4681, page 146, aforesaid records, and the rights of others in and to the use of said non-exclusive easements.

5.   Easements in favor of Georgia Power Company as follows:

          a) Dated August 13, 1979, recorded in Deed Book 4156, page 67, aforesaid records;

          b) Dated May 28, 1974, recorded in Deed Book 3196, page 309, aforesaid records;

          c) From John W. Rooker and Tuckerstone Commons, dated August 5, 1982 and recorded at Deed Book 4655, page 286, aforesaid records.

NOTE: By letter dated September 18, 1984, Georgia Power Company "claims no further interest in the above-mentioned easements except the right to operate, maintain, rebuild and renew its existing facilities under the terms and conditions of said easements."

6. Plat of survey prepared for First Capital Financial Corporation, as undated September 13, 1984, bearing the seal of A. Farrow Walls, R.L.S. No.2140, prepared by Benchmark Engineering, and entitled "As-Built Survey of Tuckerstone Commons", shows the following:

          a) 50 foot building restriction line along Tuckerstone Parkway and 50 foot buffer zone along the western line of subject property;

          b) Driveway easements in the northeastern and southern portions of subject property;

          c) Truck corridor easement traversing the central portion of the subject property in an east-west direction;

          d) 12-inch, 15-inch, 18-inch and 24-inch corrugated metal pipes located throughout subject property with drop inlets attached thereto;

          e) Fire protection water lines, water lines, power poles, telephone lines, gas lines and sanitary sewer lines located throughout subject property;

          f) 10-foot drainage easement containing pipes and headwalls, crossing southernmost tip of subject property; and

          g)  Drainage facilities.